UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated February 9, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2006	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Cameco Corporation (“Cameco”)
2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2	Date of Material Change

January 31, 2006.

Item 3	News Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on January 31, 2006.

Item 4	Summary of Material Change

On January 31, 2006, Cameco announced that its board of directors had approved a two-for-one stock split of Cameco’s outstanding common shares, to be effected by stock dividend. All shareholders will receive one additional share for each share owned on the record date of February 17, 2006.

Cameco’s common shares are expected to begin trading on a split basis on February 15, 2006 on the Toronto Stock Exchange and February 23, 2006 on the New York Stock Exchange.

In addition, on January 31, 2006, Cameco announced that the company’s board of directors approved an increase in the annual cash dividend from $0.24 per share to $0.32 ($0.16 post-split) beginning in 2006.

Item 5	Full Description of Material Change

On January 31, 2006, Cameco announced that its board of directors had approved a two-for-one stock split of Cameco’s outstanding common shares, to be effected by stock dividend. All shareholders will receive one additional share for each share owned on the record date of February 17, 2006.

Shareholders who have Cameco stock certificates should retain them. The transfer agent, CIBC Mellon Trust Company, will mail new certificates on February 22, 2006. Upon completion of the stock split, the number of shares outstanding will total approximately 349 million. Cameco’s common shares are expected to begin trading on a split basis on February 15, 2006 on the Toronto Stock Exchange and February 23, 2006 on the New York Stock Exchange. The stock split will have not unfavourable tax consequences to shareholders in Canada or the United States.

In addition, on January 31, 2006, Cameco announced that the company’s board of directors approved an increase in the annual cash dividend from $0.24 per share to $0.32 ($0.16 post-split) beginning in 2006.

All cash amounts are in Canadian currency.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary
Cameco Corporation
(306) 956-6303

The foregoing accurately discloses the material change referred to herein.

Item 9	Date of Report

February 9, 2006

4